Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and six months ended June 30, 2020, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Second Quarter 2020 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2019 Annual MD&A; our 2019 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2020, we updated our Cable segment financial and key performance indicator disclosures such that we began presenting Cable average revenue per account (ARPA), customer relationships, and market penetration. We also amended our subscriber reporting to report Internet and Ignite TV™ subscribers, removing legacy Television subscribers and Phone subscribers. In addition to the changes to our key performance indicators, we no longer report revenue by our Cable sub-products (i.e. Internet, Television, and Phone) and instead, we present a single "service revenue" amount. These changes are a result of the way in which we manage our business due to the ongoing convergence of the technology used to deliver Internet and television services and represent the key metrics against which we will measure growth in our Cable segment. See "Results of Our Reportable Segments - Cable" and "Key Performance Indicators" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2019 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 21, 2020 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2020, the first quarter refers to the three months ended March 31, 2020, and year to date refers to the six months ended June 30, 2020 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2019 or as at December 31, 2019, as applicable, unless otherwise indicated.

™ Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2020 Rogers Communications

Rogers Communications Inc.	1	Second Quarter 2020

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

2	Operating Environment and Strategic Highlights	25	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	25	Regulatory Developments
5	Summary of Consolidated Financial Results	26	Updates to Risks and Uncertainties
6	Results of our Reportable Segments	27	Critical Accounting Policies and Estimates
12	Review of Consolidated Performance	29	Key Performance Indicators
15	Managing our Liquidity and Financial Resources	30	Non-GAAP Measures and Related Performance
19	Overview of Financial Position		Measures
20	Financial Condition	34	Other Information
22	Financial Risk Management	36	About Forward-Looking Information

Operating Environment and Strategic Highlights

The COVID-19 pandemic (COVID-19) continues to significantly impact Canadians and economies around the world. As an essential service provider during this time, it is of utmost importance to ensure our customers remain connected to the people in their lives and that our customers and employees remain safe. In March, we took swift action to ensure our customers and employees remain safe and healthy during the pandemic, including temporarily closing the majority of our retail stores across Canada and enabling most of our employees to work from home. We also took steps to ensure our customers could stay connected to the world around them, such as providing additional free services (including a rotating selection of premium television channels) and waiving certain fees (including pay-per-use international roaming fees and long distance voice calling fees), and that our networks remain operational, including adding capacity and managing traffic.

This quarter, we also implemented compensation- and health and safety-related programs to help our employees get through this challenging time, including ensuring a minimum compensation level even when employees were unable to work and premium pay in certain areas of our business during this exceptional time. We also launched several community-focused activities and events, and as provinces relaxed certain public health restrictions, we began reopening certain retail stores where we could appropriately implement public health requirements. Meanwhile, we began preparing for the return of live sports, which were suspended in March. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Increased digital adoption; decreased calls to our customer care agents by over 20%.

•	Moved to 100% Canadian-based customer care agents as part of a multi-year plan to improve the customer experience and do the right thing for Canada.

Rogers Communications Inc.	2	Second Quarter 2020

•
Launched Blitzz, a remote visual assistance tool, with our technical support team to enable prompt virtual assistance and reduce the need to deploy field technicians for installation and service calls.

Invest in our networks and technology to deliver leading performance and reliability

•	Recently awarded best wireless network in Canada for the second year in a row by umlaut, the global leader in mobile network benchmarking.

•	In April, ranked number one in the Canada Wireless Network Quality Study by J.D. Power in the West and Ontario.

•	Partnered with the University of British Columbia and the City of Kelowna to launch Canada’s first 5G pilot of smart city transportation technology in the downtown core of Kelowna.

•	Established the Rogers Internet of Things Chair with the University of Calgary to advance innovative Internet of Things research.

•	Continued to add capacity and manage traffic to ensure customers remained connected during the COVID-19 pandemic.

Deliver innovative solutions and compelling content that our customers will love

•
Leveraged our media assets to drive meaningful change and advance inclusion and diversity, including a primetime special Ending Racism: What Will it Take?, virtual Speakers Corner™, a new digital series LIVE: #Cityline Real on Race, and a new Sportsnet interview series Top of HER Game™.

•	Announced Citytv’s 2020/2021 primetime schedule featuring four new shows and 21 returning series, building on a 37% increase of primetime viewership on Citytv™ between March and May from last year.

•	Provided free access for our TV customers to a rotation selection of channels throughout the quarter through to June 30.

Drive profitable growth in all the markets we serve

•	Ended the quarter with a strong balance sheet with available liquidity of $5.4 billion, including $1.8 billion of cash, an increase of $2.9 billion from December 31, 2019.

•	Decreased capital intensity by 1.9 percentage points through careful capital expenditure management.

•	Maintained our focus on long-term strategic growth despite the short-term economic downturn.

Develop our people and a high performance culture

•	Achieved an all-time high score of 93% for employee pride in a company-wide pulse survey during the COVID-19 pandemic, six points above best-in-class.

•
Launched the National Wellness Fund for our employees, providing increased benefits for mental health, access to virtual health care, financial well-being support, and access to Helm Life Online Activities to support parents with young children at home. This was funded through temporary reductions in executive and Board compensation.

•	Recognized Pride Month and National Indigenous Peoples’ Day with virtual events to promote inclusiveness across the company.

•
Implemented a permanent work-from-home model for our Ottawa customer care team and launched virtual leadership training for all frontline teams as part of the work-from-home program during the COVID-19 pandemic.

Be a strong, socially responsible leader in our communities across Canada

•	Launched the Step Up to the Plate program with Jays Care Foundation to fill 390,000 hampers of food housed at Rogers Centre™ and distribute eight million meals in support of Food Banks Canada.

•	Raised approximately $1 million through the Hearts and Smiles campaign in support of The Frontline Fund to help Canada’s frontline health care workers during the COVID-19 pandemic.

•	Provided devices and free wireless plans to participating women’s shelters across Canada.

•	Partnered with Pflag Canada through our Fido™ brand to provide tablets and free wireless plans to their chapters across Canada, in addition to a donation of $150,000.

•	Awarded the Ted Rogers Scholarship to over 400 young people to pursue post-secondary education.

Rogers Communications Inc.	3	Second Quarter 2020

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Substantial cash flow and available liquidity
This quarter, we continued to generate substantial cash flow from operating activities of $1,429 million, up 35%, and free cash flow of $468 million, down 23%. Furthermore, as at June 30, 2020, we had $5.4 billion of available liquidity, including $1.8 billion in cash and cash equivalents and a combined $3.6 billion available under our bank credit facility and accounts receivable securitization program, and investment-grade credit ratings with a stable outlook.

We also returned substantial cash to shareholders through the payment of $252 million in dividends this quarter and we declared a $0.50 per share dividend on July 21, 2020.

Revenue
Total revenue decreased by 17% this quarter, largely driven by 13% and 17% decreases in Wireless service and equipment revenue, respectively, and a 50% decrease in Media revenue.

The Wireless service revenue decrease was mainly a result of lower roaming revenue due to global travel restrictions during the COVID-19 pandemic, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue decreased as a result of lower gross additions and device upgrades by existing subscribers during the pandemic.

Media revenue decreased by 50% primarily as a result of lower advertising revenue due to softness in the market and lower sports revenue, including at the Toronto Blue Jays™, as no professional sports were played this quarter due to the COVID-19 pandemic.

Cable revenue decreased by 3% this quarter primarily as a result of declines in our legacy television and home phone subscriber bases, partially offset by growth in our Ignite TV and Internet subscriber bases.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA decreased 21% this quarter and our adjusted EBITDA margin was down 230 basis points.

Wireless adjusted EBITDA decreased by 19%, primarily as a result of lower revenue and higher bad debt expense due to economic conditions during the COVID-19 pandemic, partially offset by lower net cost of equipment. This gave rise to a margin of 47.5%, down 280 basis points from last year.

Media adjusted EBITDA decreased by 149%, or $107 million, this quarter primarily as a result of the lower revenue, as discussed above, partially offset by lower programming and sports costs associated with the suspension of major sports leagues.

Cable adjusted EBITDA decreased by 5% this quarter, primarily as a result of lower service revenue and higher bad debt expense due to the economic conditions during the COVID-19 pandemic. This gave rise to a margin of 47.0% this quarter, down 90 basis points from last year.

Net income and adjusted net income
Net income and adjusted net income both decreased this quarter by 53% and 48%, respectively, primarily as a result of the decrease in adjusted EBITDA.

Financial guidance
Due to the continued uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, we are unable at this time to predict the overall impact on our operations and financial results, but the impact to date has been material. It is not possible at this time to reliably estimate our financial results for the remainder of the year. We will therefore not provide updated financial guidance until such a time as we can make a reasonable estimate of our total service revenue, adjusted EBITDA, capital expenditures, and free cash flow for the year. Although COVID-19 has adversely impacted total service revenue and adjusted EBITDA in the short-term, strong free cash flow remains a priority for us this year. See "Updates to Risks and Uncertainties" and "About Forward-Looking Information" for more information on COVID-19, including the impacts it has had and may have on our business and the actions we are taking in response.

Rogers Communications Inc.	4	Second Quarter 2020

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Wireless	1,934	2,244	(14)		4,011	4,433	(10)
Cable	966	997	(3)		1,939	1,973	(2)
Media	296	591	(50)		708	1,059	(33)
Corporate items and intercompany eliminations	(41)	(52)	(21)		(87)	(98)	(11)
Revenue	3,155	3,780	(17)		6,571	7,367	(11)
Total service revenue [1]	2,797	3,345	(16)		5,846	6,488	(10)

Adjusted EBITDA [2]
Wireless	918	1,128	(19)		1,944	2,143	(9)
Cable	454	478	(5)		907	923	(2)
Media	(35)	72	(149)		(120)	(12)	n/m
Corporate items and intercompany eliminations	(43)	(43)	—		(102)	(84)	21
Adjusted EBITDA [2]	1,294	1,635	(21)		2,629	2,970	(11)
Adjusted EBITDA margin [2]	41.0%	43.3%	(2.3	pts)	40.0%	40.3%	(0.3	pts)

Net income	279	591	(53)		631	982	(36)
Basic earnings per share	$0.55	$1.15	(52)		$1.25	$1.91	(35)
Diluted earnings per share	$0.54	$1.15	(53)		$1.21	$1.90	(36)

Adjusted net income [2]	310	597	(48)		677	1,002	(32)
Adjusted basic earnings per share [2]	$0.61	$1.17	(48)		$1.34	$1.95	(31)
Adjusted diluted earnings per share [2]	$0.60	$1.16	(48)		$1.30	$1.94	(33)

Capital expenditures	559	742	(25)		1,152	1,359	(15)
Cash provided by operating activities	1,429	1,057	35		2,388	2,055	16
Free cash flow [2]	468	609	(23)		930	1,014	(8)
n/m - not meaningful
1 As defined. See "Key Performance Indicators".

[2]
Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	5	Second Quarter 2020

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue
Service revenue	1,578	1,813	(13)		3,290	3,560	(8)
Equipment revenue	356	431	(17)		721	873	(17)
Revenue	1,934	2,244	(14)		4,011	4,433	(10)

Operating expenses
Cost of equipment	337	467	(28)		711	968	(27)
Other operating expenses	679	649	5		1,356	1,322	3
Operating expenses	1,016	1,116	(9)		2,067	2,290	(10)

Adjusted EBITDA	918	1,128	(19)		1,944	2,143	(9)

Adjusted EBITDA margin	47.5%	50.3%	(2.8	pts)	48.5%	48.3%	0.2	pts
Capital expenditures	254	390	(35)		535	672	(20)

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2020	2019	Chg		2020	2019	Chg

Postpaid
Gross additions	216	351	(135)		473	646	(173)
Net (losses) additions	(1)	77	(78)		(7)	100	(107)
Total postpaid subscribers [2]	9,431	9,257	174		9,431	9,257	174
Churn (monthly)	0.77%	0.99%	(0.22	pts)	0.85%	0.99%	(0.14	pts)
Prepaid
Gross additions	119	199	(80)		260	370	(110)
Net (losses) additions	(66)	8	(74)		(132)	(48)	(84)
Total prepaid subscribers [2]	1,270	1,451	(181)		1,270	1,451	(181)
Churn (monthly)	4.73%	4.43%	0.30	pts	4.86%	4.57%	0.29	pts
Blended ABPU (monthly)	$61.57	$67.16	($5.59)		$63.37	$65.81	($2.44)
Blended ARPU (monthly)	$49.09	$56.73	($7.64)		$50.98	$55.36	($4.38)

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 13% decreases in service revenue and blended ARPU this quarter and 8% decreases year to date were each a result of:

•	lower roaming revenue, due to global travel restrictions during COVID-19 and waiving fees until April 30, 2020;

•	a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower wireless data usage as customers spent more time at home on WiFi;

•	a decrease in certain fees, partially from waivers provided to customers during the COVID-19 pandemic, starting in March through June 30, 2020; and

•	fewer net additions for both postpaid and prepaid services given the slow market and as most of our stores were closed due to COVID-19.

The 8% decrease in blended ABPU this quarter and 4% decrease year to date were primarily a result of the declines in roaming, overage, and other fee revenue due to the impacts of COVID-19, partially offset by an ongoing shift in subscribers financing their new device purchases.

Rogers Communications Inc.	6	Second Quarter 2020

The decrease in postpaid gross additions, the postpaid net losses, and the lower postpaid churn this quarter and year to date were all a result of the impacts of COVID-19, with store closures and overall lower market activity by Canadians.

Equipment revenue
The 17% decreases in equipment revenue this quarter and year to date were a result of:

•	lower gross additions and device upgrades by existing customers, in part due to the COVID-19 pandemic; partially offset by

•	a shift in the product mix of device sales towards higher-value devices; and

•	lower promotional activity in consideration of changing economic conditions.

Operating expenses
Cost of equipment
The 28% decrease in the cost of equipment this quarter and 27% decrease year to date were a result of:

•	lower gross additions and device upgrades by existing customers, in part due to the COVID-19 pandemic; partially offset by

•	a shift in the product mix of device sales towards higher-value devices.

Other operating expenses
The 5% increase in other operating expenses this quarter and 3% increase year to date were primarily a result of:

•	higher bad debt expense due to changing economic conditions during the COVID-19 pandemic; partially offset by

•	lower commissions based on lower volumes and lower frontline staff costs.

Adjusted EBITDA
The 19% decrease in adjusted EBITDA this quarter and 9% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	Second Quarter 2020

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Service revenue	964	993	(3)		1,935	1,967	(2)
Equipment revenue	2	4	(50)		4	6	(33)
Revenue	966	997	(3)		1,939	1,973	(2)

Operating expenses	512	519	(1)		1,032	1,050	(2)

Adjusted EBITDA	454	478	(5)		907	923	(2)

Adjusted EBITDA margin	47.0%	47.9%	(0.9	pts)	46.8%	46.8%	—
Capital expenditures	245	285	(14)		496	574	(14)

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2020	2019	Chg		2020	2019	Chg

Internet
Net additions	5	22	(17)		22	36	(14)
Total Internet subscribers [2]	2,556	2,466	90		2,556	2,466	90
Ignite TV
Net additions	18	66	(48)		109	113	(4)
Total Ignite TV subscribers [2]	435	155	280		435	155	280

Homes passed [2]	4,517	4,412	105		4,517	4,412	105
Customer relationships
Net losses	(7)	—	(7)		(5)	(1)	(4)
Total customer relationships [2]	2,505	2,488	17		2,505	2,488	17
ARPA (monthly)	$128.12	$133.24	($5.12)		$128.53	$131.89	($3.36)

Penetration [2]	55.5%	56.4%	(0.9	pts)	55.5%	56.4%	(0.9	pts)

[1]	Subscriber results are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Revenue
The 3% decrease in revenue this quarter and 2% decrease year to date were a result of:

•
a 4% decrease this quarter and a 3% year to date decrease in ARPA as a result of bundled pricing constructs that provide home phone for a lower incremental cost and waiving certain fees and the programs implemented to help customers during the COVID-19 pandemic, partially offset by the impact of Internet service pricing changes in 2019; partially offset by

•
the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases, partially offset by declines in our legacy television and home phone subscriber bases; and

•	the movement of Internet customers to higher speed and usage tiers in our Ignite Internet™ offerings.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. We are very pleased with the performance over the past year, during which we have achieved an over 275% increase in our subscriber base. We look forward to the next steps on our roadmap, including adding more apps and content to Ignite TV and launching more new products to help keep our customers connected.

Operating expenses
The 1% decrease in operating expenses this quarter and 2% decrease year to date were a result of:

•	lower employee costs due to fewer subscriber additions and increased self-installation and other cost efficiencies; partially offset by

•	higher bad debt expense due to changing economic conditions during the COVID-19 pandemic.

Rogers Communications Inc.	8	Second Quarter 2020

Adjusted EBITDA
The 5% decrease in adjusted EBITDA this quarter and 2% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Second Quarter 2020

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2020	2019	% Chg		2020	2019	% Chg

Revenue	296	591	(50)		708	1,059	(33)
Operating expenses	331	519	(36)		828	1,071	(23)

Adjusted EBITDA	(35)	72	(149)		(120)	(12)	n/m

Adjusted EBITDA margin	(11.8)%	12.2%	(24.0	pts)	(16.9)%	(1.1)%	(15.8	pts)
Capital expenditures	13	17	(24)		25	39	(36)

Our Media results this quarter and year to date have been significantly affected by the COVID-19 pandemic and reflect the continued suspension of all major sports leagues. Additionally, our Media segment is affected by seasonal fluctuations, some of which relate to the typical amount of consumer activity and its impact on advertising and related retail cycles.

Revenue
The 50% decrease in revenue this quarter and 33% decrease year to date were a result of:

•	lower advertising revenue as a result of softness in the advertising market due to COVID-19; and

•	lower sports revenue, including at the Toronto Blue Jays, primarily as a result of the suspension of major sports leagues due to COVID-19.

Operating expenses
The 36% decrease in operating expenses this quarter and 23% decrease year to date were a result of:

•	lower sports-related costs, including lower programming costs and Toronto Blue Jays player payroll and game-day costs as a result of the suspension of major sports leagues; and

•	lower general operating costs as a result of reduced operating activity and cost efficiencies.

Adjusted EBITDA
The decreases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2020

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2020	2019	% Chg		2020	2019	% Chg

Wireless	254	390	(35)		535	672	(20)
Cable	245	285	(14)		496	574	(14)
Media	13	17	(24)		25	39	(36)
Corporate	47	50	(6)		96	74	30

Capital expenditures [1]	559	742	(25)		1,152	1,359	(15)

Capital intensity [2]	17.7%	19.6%	(1.9	pts)	17.5%	18.4%	(0.9	pts)

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

As a result of COVID-19, consolidated capital expenditures have declined by 25% this quarter and 15% for the year to date. Most of this decline has been a result of fewer installations, deferrals of projects that have been delayed as a result of the pandemic, and lower costs associated with the introduction of self-install in our Cable business. Despite the overall decline, we continue to invest to support our long-term strategy, including expansion of our 5G network and our Connected Home roadmap.

Wireless
Capital expenditures in Wireless this quarter and year to date were lower than in 2019 and reflect continued investments in our networks. We continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continued to work on our 5G deployments in the 600 MHz band and other bands.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of lower purchases of customer premise equipment (CPE) and lower installation activity during the COVID-19 pandemic. While we continue to work towards our ongoing goal of recognizing capital efficiencies and improving our capital intensity, we have continued upgrading our network infrastructure with additional fibre deployments, including increasing our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

Media
The decreases in capital expenditures in Media this quarter and year to date were primarily a result of higher prior year stadium investments at the Toronto Blue Jays, partially offset by an increase in current year IT infrastructure expenditures.

Corporate
Corporate capital expenditures this quarter were consistent. For the year to date, the increase was primarily a result of increased overall IT infrastructure investments.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of lower capital expenditures partially offset by lower revenue, as discussed above.

Rogers Communications Inc.	11	Second Quarter 2020

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,294	1,635	(21)	2,629	2,970	(11)
Deduct (add):
Depreciation and amortization	650	614	6	1,289	1,223	5
Restructuring, acquisition and other	42	39	8	63	59	7
Finance costs	214	206	4	434	395	10
Other expense (income)	7	(1)	n/m	(7)	(14)	(50)
Income tax expense	102	186	(45)	219	325	(33)

Net income	279	591	(53)	631	982	(36)

[1]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Depreciation of property, plant and equipment	594	567	5	1,182	1,131	5
Depreciation of right-of-use assets	54	42	29	102	83	23
Amortization	2	5	(60)	5	9	(44)

Total depreciation and amortization	650	614	6	1,289	1,223	5

Total depreciation and amortization increased this quarter and year to date primarily as a result of higher capital expenditures and new lease arrangements over the past several years. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter and year to date, we incurred $42 million and $63 million (2019 - $39 million and $59 million), respectively, in restructuring, acquisition and other expenses. In 2020, these were primarily incremental and temporary employee compensation costs incurred in response to the COVID-19 pandemic. In 2019, these costs were primarily severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Interest on borrowings [1]	197	187	5	389	360	8
Interest on lease liabilities	18	15	20	35	29	21
Interest on post-employment benefits liability	4	3	33	7	6	17
(Gain) loss on foreign exchange	(23)	(27)	(15)	109	(72)	n/m
Change in fair value of derivative instruments	17	29	(41)	(109)	73	n/m
Capitalized interest	(5)	(4)	25	(10)	(9)	11
Other	6	3	100	13	8	63

Total finance costs	214	206	4	434	395	10
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Rogers Communications Inc.	12	Second Quarter 2020

The 4% increase in finance costs this quarter and 10% increase year to date were primarily a result of higher interest on borrowings, caused by:

•	higher outstanding debt as a result of our debt issuances over the past year; partially offset by

•	a lower weighted average cost of borrowing on our outstanding debt.

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2020	2019	2020	2019

Statutory income tax rate	26.6%	26.7%	26.6%	26.7%
Income before income tax expense	381	777	850	1,307
Computed income tax expense	101	207	226	349
(Decrease) increase in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(1)	—	(3)	1
Non-deductible portion of equity losses	3	2	2	1
Income tax adjustment, legislative tax change	—	(23)	—	(23)
Other items	(1)	—	(6)	(3)

Total income tax expense	102	186	219	325

Effective income tax rate	26.8%	23.9%	25.8%	24.9%
Cash income taxes paid	75	101	168	246

The effective income tax rate for the quarter approximated the statutory income tax rate. The effective income tax rate for the year to date was lower than the statutory income tax rate primarily as a result of various non-taxable items.

Cash income taxes decreased this quarter and year to date as a result of the timing of installment payments.

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2020	2019	% Chg	2020	2019	% Chg

Net income	279	591	(53)	631	982	(36)
Basic earnings per share	$0.55	$1.15	(52)	$1.25	$1.91	(35)
Diluted earnings per share	$0.54	$1.15	(53)	$1.21	$1.90	(36)

Rogers Communications Inc.	13	Second Quarter 2020

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,294	1,635	(21)	2,629	2,970	(11)
Deduct:
Depreciation and amortization	650	614	6	1,289	1,223	5
Finance costs	214	206	4	434	395	10
Other expense (income)	7	(1)	n/m	(7)	(14)	(50)
Income tax expense [2]	113	219	(48)	236	364	(35)

Adjusted net income [1]	310	597	(48)	677	1,002	(32)

Adjusted basic earnings per share [1]	$0.61	$1.17	(48)	$1.34	$1.95	(31)
Adjusted diluted earnings per share [1]	$0.60	$1.16	(48)	$1.30	$1.94	(33)

[1]
Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

[2]
Income tax expense excludes recoveries of $11 million and $17 million (2019 - recoveries of $10 million and $16 million) for the three and six months ended June 30, 2020, related to the income tax impact for adjusted items. Income tax expense also excludes a $23 million recovery as a result of legislative tax changes for the three and six months ended June 30, 2019.

Rogers Communications Inc.	14	Second Quarter 2020

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2020	2019	2020	2019

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,347	1,506	2,785	2,882
Change in non-cash operating working capital items	355	(209)	169	(222)
Cash provided by operating activities before income taxes paid and interest paid	1,702	1,297	2,954	2,660
Income taxes paid	(75)	(101)	(168)	(246)
Interest paid	(198)	(139)	(398)	(359)

Cash provided by operating activities	1,429	1,057	2,388	2,055

Investing activities:
Capital expenditures	(559)	(742)	(1,152)	(1,359)
Additions to program rights	(7)	(7)	(22)	(14)
Changes in non-cash working capital related to capital expenditures and intangible assets	(25)	26	(154)	(81)
Acquisitions and other strategic transactions, net of cash acquired	—	(1,731)	—	(1,731)
Other	(9)	(7)	(28)	(10)

Cash used in investing activities	(600)	(2,461)	(1,356)	(3,195)

Financing activities:
Net repayments of short-term borrowings	(310)	(642)	(1,727)	(212)
Net (repayment) issuance of long-term debt	(345)	2,676	2,540	2,276
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(10)	(93)	80	(104)
Principal payments of lease liabilities	(48)	(38)	(98)	(79)
Transaction costs incurred	(5)	(33)	(21)	(33)
Repurchase of Class B Non-Voting Shares	—	(69)	—	(205)
Dividends paid	(252)	(257)	(505)	(504)

Cash (used in) provided by financing activities	(970)	1,544	269	1,139

Change in cash and cash equivalents	(141)	140	1,301	(1)
Cash and cash equivalents, beginning of period	1,936	264	494	405

Cash and cash equivalents, end of period	1,795	404	1,795	404

Operating activities
The 35% increase in cash provided by operating activities this quarter and 16% increase year to date were a result of higher funding provided by non-cash working capital items, partially offset by higher interest paid.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $559 million and $1,152 million, respectively, on capital expenditures, before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter and year to date, we paid net amounts of $670 million and received $872 million (2019 - received $1,908 million and $1,927 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	15	Second Quarter 2020

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at June 30, 2020 and December 31, 2019.

	As at June 30	As at December 31
(In millions of dollars)	2020	2019

Accounts receivable securitization program	650	650
US commercial paper program	—	1,588

Total short-term borrowings	650	2,238

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2020 and 2019.

		Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	189	1.413	267	2,867	1.333	3,823
Repayment of US commercial paper	(412)	1.400	(577)	(4,097)	1.355	(5,550)
Net repayment of US commercial paper			(310)			(1,727)

Net repayment of short-term borrowings			(310)			(1,727)

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	2,960	1.342	3,972	6,818	1.335	9,104
Repayment of US commercial paper	(3,440)	1.340	(4,611)	(6,985)	1.333	(9,313)
Net repayment of US commercial paper			(639)			(209)

Proceeds received from credit facilities	420	1.336	561	420	1.336	561
Repayment of credit facilities	(420)	1.343	(564)	(420)	1.343	(564)
Net repayment of credit facilities			(3)			(3)

Net repayment of short-term borrowings			(642)			(212)

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Rogers Communications Inc.	16	Second Quarter 2020

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three and six months ended June 30, 2020 and 2019.

		Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	(970)	1.406	(1,364)	(970)	1.406	(1,364)

Net (repayments) borrowings under credit facilities			(1,364)			21

Senior note issuances (Cdn$)			—			1,500
Senior note issuances (US$)	750	1.359	1,019	750	1.359	1,019

Net issuance of senior notes			1,019			2,519

Net (repayment) issuance of long-term debt			(345)			2,540

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Senior note issuances (Cdn$)			1,000			1,000
Senior note issuances (US$)	1,250	1.341	1,676	1,250	1.341	1,676
Total senior note issuances			2,676			2,676

Senior note repayments (Cdn$)			—			(400)

Net issuance of senior notes			2,676			2,276

Net issuance of long-term debt			2,676			2,276

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2020	2019	2020	2019

Long-term debt net of transaction costs, beginning of period	19,825	13,724	15,967	14,290
Net (repayment) issuance of long-term debt	(345)	2,676	2,540	2,276
(Gain) loss on foreign exchange	(470)	(207)	516	(376)
Deferred transaction costs incurred	(5)	(33)	(21)	(33)
Amortization of deferred transaction costs	3	3	6	6

Long-term debt net of transaction costs, end of period	19,008	16,163	19,008	16,163

Issuance of senior notes and related debt derivatives
This quarter, we issued US$750 million floating rate senior notes due 2022 at a rate of the three-month LIBOR plus 0.60% per annum. Concurrent with the issuances, we entered into debt derivatives to convert all interest and principal payment obligations for the US$-denominated senior notes to Canadian dollars and convert the floating rate to a fixed rate of 0.955% until maturity. As a result, we received net proceeds of $1.0 billion from the issuances. See "Financial Risk Management" for more information on our derivatives.

In March 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%.

In April 2019, we issued $1 billion senior notes due 2029 at a rate of 3.25% and US$1.25 billion senior notes due 2049 at a rate of 4.35%. Concurrent with the issuances, we exercised our outstanding bond forwards and entered into debt derivatives to convert all interest and principal payment obligations for the US$-denominated senior notes to Canadian dollars. As a result, we received net proceeds of $2.7 billion from the issuances.

Rogers Communications Inc.	17	Second Quarter 2020

Repayment of senior notes and related derivative settlements
We did not repay any senior notes or settle any related debt derivatives this quarter or year to date. In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes at maturity. There were no derivatives associated with these senior notes.

Repurchase of Class B Non-Voting Shares
We did not repurchase any RCI Class B Non-Voting common shares (Class B Non-Voting Shares) this quarter or year to date. During the three months ended June 30, 2019, we repurchased for cancellation 734,257 Class B Non-Voting Shares under our normal course issuer bid (NCIB) programs for a purchase price of $50 million and paid the final $19 million relating to our first quarter repurchases. During the six months ended June 30, 2019, we repurchased for cancellation 2,898,370 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $205 million. See "Financial Condition" for more information.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2020 and 2019. On July 21, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on October 1, 2020 to shareholders of record on September 9, 2020.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 22, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	252

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2020	2019	% Chg	2020	2019	% Chg

Adjusted EBITDA [1]	1,294	1,635	(21)	2,629	2,970	(11)
Deduct:
Capital expenditures [2]	559	742	(25)	1,152	1,359	(15)
Interest on borrowings, net of capitalized interest	192	183	5	379	351	8
Cash income taxes [3]	75	101	(26)	168	246	(32)

Free cash flow [1]	468	609	(23)	930	1,014	(8)

[1]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[3]	Cash income taxes are net of refunds received.

Free cash flow decreased this quarter and year to date as a result of lower adjusted EBITDA and higher interest on borrowings, partially offset by lower capital expenditures and lower cash income taxes.

Rogers Communications Inc.	18	Second Quarter 2020

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	June 30	December 31
(In millions of dollars)	2020	2019	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	1,795	494	1,301	n/m	See "Managing our Liquidity and Financial Resources".
Accounts receivable	1,621	2,304	(683)	(30)	Primarily reflects decreases in revenue due to the effects of COVID-19 and the increase in allowance for doubtful accounts due to the changing economic conditions during COVID-19.
Inventories	319	460	(141)	(31)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	910	1,234	(324)	(26)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets	855	524	331	63	Primarily reflects an increase in financing receivables.
Current portion of derivative instruments	94	101	(7)	(7)	n/m
Total current assets	5,594	5,117	477	9

Property, plant and equipment	14,048	13,934	114	1	Primarily reflects capital expenditures and additions to right-of-use assets, partially offset by depreciation expense.
Intangible assets	8,883	8,905	(22)	—	n/m
Investments	2,520	2,830	(310)	(11)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	2,771	1,478	1,293	87
Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Contract assets	252	557	(305)	(55)	Reflects our transition of consumer offerings to device financing agreements.
Other long-term assets	534	275	259	94	Reflects an increase in financing receivables.
Goodwill	3,935	3,923	12	—	n/m

Total assets	38,537	37,019	1,518	4

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	650	2,238	(1,588)	(71)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,340	3,033	(693)	(23)	Reflects reduced spending as a result of the effects of COVID-19, and business seasonality.
Income tax payable	299	48	251	n/m	Reflects the excess of current income tax expense over tax installments paid.
Other current liabilities	103	141	(38)	(27)	n/m
Contract liabilities	297	224	73	33	Primarily reflects an increase in contract liabilities related to device financing contracts.
Current portion of long-term debt	1,450	—	1,450	—	Reflects the reclassification to current of our $1,450 million senior notes due March 2021.
Current portion of lease liabilities	271	230	41	18	Reflects liabilities related to new leases entered.
Current portion of derivative instruments	9	50	(41)	(82)	Primarily reflects the settlement of certain debt derivatives related to our US CP borrowings. See "Financial Risk Management".
Total current liabilities	5,419	5,964	(545)	(9)

Provisions	36	36	—	—	n/m
Long-term debt	17,558	15,967	1,591	10
Reflects the issuance of $1.5 billion of senior notes due March 2027, the issuance of US$750 million of senior notes due March 2022, and changes as a result of the depreciation of the Cdn$ relative to the US$, partially offset by the reclassification to current of our $1,450 million senior notes. See "Managing our Liquidity and Financial Resources".

Derivative instruments	12	90	(78)	(87)
Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Lease liabilities	1,574	1,495	79	5	Reflects liabilities related to new leases entered.
Other long-term liabilities	567	614	(47)	(8)	n/m
Deferred tax liabilities	3,398	3,437	(39)	(1)	n/m
Total liabilities	28,564	27,603	961	3

Shareholders' equity	9,973	9,416	557	6	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	38,537	37,019	1,518	4

Rogers Communications Inc.	19	Second Quarter 2020

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at June 30, 2020 and December 31, 2019.

As at June 30, 2020	Total available	Drawn	Letters of credit	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	3,192
Outstanding letters of credit	101	—	101	—
Total bank credit facilities	3,301	—	109	3,192
Accounts receivable securitization	1,050	650	—	400
Cash and cash equivalents	1,795	—	—	1,795

Total	6,146	650	109	5,387

As at December 31, 2019	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	1,593	1,599
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	1,593	1,599
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	494	—	—	—	494

Total	4,845	650	109	1,593	2,493

[1]	The US CP program amounts are gross of the discount on issuance.

In addition to the sources of available liquidity noted above, we held $1,529 million of marketable securities in publicly traded companies as at June 30, 2020 (December 31, 2019 - $1,831 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.23% as at June 30, 2020 (December 31, 2019 - 4.30%) and our weighted average term to maturity was 13.6 years (December 31, 2019 - 14.1 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at June 30, 2020.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	20	Second Quarter 2020

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2020	2019

Long-term debt [1]	19,186	16,130
Net debt derivative assets valued without any adjustment for credit risk [2]	(2,960)	(1,414)
Short-term borrowings	650	2,238
Lease liabilities	1,845	1,725
Cash and cash equivalents	(1,795)	(494)

Adjusted net debt [3]	16,926	18,185
Divided by: trailing 12-month adjusted EBITDA [3]	5,871	6,212

Debt leverage ratio [3]	2.9	2.9

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures and Related Performance Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Normal course issuer bid
In April 2020, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2020 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2019, we commenced a NCIB program that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2019 NCIB).

During the three and six months ended June 30, 2020, we did not repurchase any Class B Non-Voting Shares. During the three months ended June 30, 2019, we repurchased for cancellation 734,257 Class B Non-Voting Shares for $50 million. During the three months ended March 31, 2019, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April 2019.

Outstanding common shares

	As at June 30	As at December 31
	2020	2019

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,154,811
Class B Non-Voting Shares	393,770,507	393,770,507

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	4,726,634	3,154,795
Outstanding options exercisable	1,426,207	993,645

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Rogers Communications Inc.	21	Second Quarter 2020

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2019 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 96.5% of our outstanding debt, including short-term borrowings, as at June 30, 2020 (December 31, 2019 - 87.2%).

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three and six months ended June 30, 2020 and 2019.

		Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	970	1.406	1,364	970	1.406	1,364
Net cash paid			(21)			(21)

US commercial paper program
Debt derivatives entered	190	1.405	267	2,868	1.333	3,823
Debt derivatives settled	411	1.375	565	4,089	1.330	5,438
Net cash received			11			101

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	420	1.336	561	420	1.336	561
Debt derivatives settled	420	1.343	564	420	1.343	564
Net cash received			3			3

US commercial paper program
Debt derivatives entered	2,960	1.342	3,972	6,818	1.335	9,104
Debt derivatives settled	3,433	1.336	4,586	6,969	1.333	9,287
Net cash received			15			4

As at June 30, 2020, we had nil and nil notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2019 - nil and US$1,226 million), respectively.

Rogers Communications Inc.	22	Second Quarter 2020

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes during the three and six months ended June 30, 2020 and 2019.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at June 30, 2020, we had US$9,050 million (December 31, 2019 - US$8,300 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange and interest rate risk had been hedged using debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities for the three and six months ended June 30, 2020. We did not enter or settle any debt derivatives related to our outstanding lease liabilities in 2019.

	Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	49	1.367	67	90	1.400	126
Debt derivatives settled	10	1.300	13	16	1.313	21

As at June 30, 2020, we had US$144 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2019 - US$70 million) with terms to maturity ranging from July 2020 to June 2023 (December 31, 2019 - January 2020 to December 2022), at an average rate of $1.366/US$ (December 31, 2019 - $1.318/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered and settled during the three and six months ended June 30, 2020 and 2019.

	Three months ended June 30, 2020			Six months ended June 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	744	1.376	1,024	1,086	1.365	1,482
Expenditure derivatives settled	255	1.302	332	480	1.300	624

	Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	540	1.330	718	780	1.322	1,031
Expenditure derivatives settled	240	1.254	301	450	1.249	562

Rogers Communications Inc.	23	Second Quarter 2020

As at June 30, 2020, we had US$1,596 million notional amount of expenditure derivatives outstanding (December 31, 2019 - US$990 million) with terms to maturity ranging from July 2020 to December 2022 (December 31, 2019 - January 2020 to December 2021), at an average rate of $1.344/US$ (December 31, 2019 - $1.300/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at June 30, 2020, we had equity derivatives outstanding for 4.6 million (December 31, 2019 - 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (December 31, 2019 - $51.76).

We did not settle any equity derivatives this quarter. This year, we settled 0.5 million (2019 - 0.7 million) equity derivatives at a weighted average price of $54.16 (2019 - $71.66) for net payments of $1 million (2019 - net proceeds of $16 million). At the same time, we entered into 0.5 million equity derivatives at a weighted average price of $54.16 under substantially the same terms and conditions with revised expiry dates to April 2021 (from April 2020).

We did not enter into any equity derivatives this quarter. This year, we entered into 0.3 million equity derivatives (2019 - nil) with a weighted average price of $56.08 (2019 - nil).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to March 2021 and April 2021.

See "Mark-to-market value" for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	9,107	1.2076	10,998	2,811
As liabilities	86	1.3980	120	(3)
Net mark-to-market debt derivative asset				2,808
Expenditure derivatives accounted for as cash flow hedges:
As assets	852	1.3106	1,117	40
As liabilities	744	1.3815	1,028	(17)
Net mark-to-market expenditure derivative asset				23
Equity derivatives not accounted for as hedges:
As assets	—	—	193	14
As liabilities	—	—	45	(1)
Net mark-to-market equity derivative asset				13

Net mark-to-market asset				2,844

Rogers Communications Inc.	24	Second Quarter 2020

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	—	—	223	55

Net mark-to-market asset				1,439

Commitments and Contractual Obligations

See our 2019 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2019 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2019 Annual MD&A, since December 31, 2019.

Regulatory Developments

See our 2019 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 5, 2020. The following are the significant regulatory developments since that date.

CRTC review of mobile wireless services
On February 28, 2019, through Telecom Notice of Consultation CRTC 2019-57, Review of mobile wireless services, the Canadian Radio-television and Telecommunications Commission (CRTC) initiated its five-year review to examine the state of the mobile wireless market and to determine whether further action is required to improve choice and affordability for Canadians. After extensive written submissions were filed in 2019, a two-week oral hearing began on February 18, 2020. Final written submissions were filed on July 15, 2020; a final decision from the CRTC will follow. Any adverse decision regarding the items being reviewed in the proceeding could have a material, adverse effect on our financial results and future investments.

Wholesale Internet costing and pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers' wholesale HSA, including Rogers' third-party Internet access (TPIA) service. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies, filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The hearing was held on June 25 and 26, 2020. See "Updates to Risks and Uncertainties" for more information.

CRTC review of wholesale wireline telecommunications services
On September 20, 2016, the CRTC released Telecom Decision CRTC 2016-379, Follow-up to Telecom Regulatory Policy 2015-326 - Implementation of a disaggregated wholesale high-speed access service, including over fibre-to-the-premises access facilities, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to fibre-to-the-premises (FTTP) facilities as ordered in the CRTC's July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. A decision on final rates was anticipated in 2020 but was temporarily suspended on June 11, 2020 by CRTC Telecom Notice of Consultation 2020-187, Call for comments - Appropriate network configuration for disaggregated wholesale high-speed access services.

Rogers Communications Inc.	25	Second Quarter 2020

3500 MHz spectrum licence band
On June 6, 2019, Innovation, Science and Economic Development Canada (ISED Canada) released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. ISED Canada had anticipated that an auction of the 3500 MHz spectrum not retained by existing licensees would occur in the second half of 2020. On June 5, 2020, the auction was postponed until June 2021.

Updates to Risks and Uncertainties

See our 2019 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 5, 2020, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Outbreak of COVID-19 and related pandemic
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments. As the COVID-19 pandemic continues to significantly impact the well-being of individuals and the Canadian and global economies, we have invoked our business continuity plans and implemented a specific response plan to continue providing our essential services and support to our customers and communities while safeguarding the health and safety of the public and our employees.

We are focused on operating and maintaining our wireless and cable networks, including adding capacity and managing traffic where needed, our media operations, and the key business operations required to ensure service continuity for customers. We have implemented alternative working arrangements for employees while we review and follow directions from the government to ensure the safety of our team and implement necessary safeguards to accommodate a gradual approach in reopening our sites to employees. On March 16, 2020 and until June 30, 2020, we announced a series of measures to help our customers, including the temporary waiving of certain fees and providing access to a rotating selection of television channels and content, as we continually seek new ways to support our customers.

Public and private sector regulations, policies, and other measures aimed at reducing the transmission of COVID-19 include the imposition of business closures, travel restrictions, the promotion of social distancing, and the adoption of work-from-home and online education by companies, schools, and institutions. These measures are impacting how customers use our networks, products, and services, the manner or extent to which we can offer certain products and services (including the suspension of major sports leagues), and the ability of certain suppliers and vendors to provide products and services to us.

This quarter, we introduced several additional programs to help employees manage through the COVID-19 public health crisis and provide support and services to our customers and audiences. After temporarily closing most of our retail locations nationally, with a limited number of stores remaining open to continue providing our essential services to customers, we have begun a steady and phased approach to reopening our retail locations across Canada, following the public health guidelines of their respective provinces.

We remain in close contact with government officials at all levels, suppliers, partners, and key business customers, and our pandemic response plans are continually evolving.

The full extent and impact of the COVID-19 pandemic is unknown. Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•
the risk of a material reduction in demand for our products and services due to businesses closing or downsizing, job losses and associated financial hardship or, more generally, a declining level of retail activity, which may lead to a decline in revenue as a result of:

•	lower Wireless subscriber activity, including lower equipment revenue;

•	the continued suspension of major sports leagues and associated programming;

•	services provided to our customers at no cost, such as long distance calling, roaming, and free television channels;

•	lower roaming and overage revenue as customers are unable or unwilling to travel and increasingly stay home; and

•	customers downgrading or cancelling their services;

•	an increase in delinquent or unpaid bills, which may lead to increased bad debt expense;

•	issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions;

Rogers Communications Inc.	26	Second Quarter 2020

•	additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage; and

•	higher costs for new capital.

While we expect certain cost savings to offset some of the lower revenue, such as lower equipment costs or lower sports programming costs, we also cannot predict the extent to which they would be offset or the extent to which they would materialize.

Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, including the results of measures taken to slow the spread and the broader impact COVID-19 may have on the Canadian and global economies or financial markets, we are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, it has had, and may continue to have a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the CRTC set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020.

Due to the Court’s granting of an interlocutory Stay and Leave to Appeal, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $180 million, representing the impact on a retroactive basis from March 31, 2016 to June 30, 2020. We estimate the ongoing impact would be between $10 and $15 million per quarter.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matter described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2019 Annual MD&A and our 2019 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2020
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2020. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of "material".

Rogers Communications Inc.	27	Second Quarter 2020

•
Amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), and IFRS 7, Financial Instruments: Disclosures (IFRS 7), Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as "IBOR reform"). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard that will become effective in a future year and is not expected to have an impact on our consolidated financial statements in future periods.

•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.

Transactions with related parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2020	2019	2020	2019

Printing services	—	3	1	4

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and six months ended June 30, 2020 and 2019.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2019 Annual MD&A.

Estimation Uncertainty
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments and the impact on our business. Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts and as a result, we have recognized an incremental $90 million in bad debt expense on our accounts receivable, financing receivables, and contract assets based on changing economic conditions.

Rogers Communications Inc.	28	Second Quarter 2020

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2019 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	Wireless subscriber churn (churn);

•	Wireless blended average billings per user (ABPU);

•	Wireless blended average revenue per user
(ARPU);

•	Cable average revenue per account (ARPA);

•	Cable customer relationships;

•	Cable market penetration (penetration);

•	capital intensity; and

•	total service revenue.

Effective January 1, 2020, we updated the key performance indicators we present for our Cable segment to align our external reporting with the focus of our internal business strategy as a result of the convergence of technologies used to deliver Internet and television services, including the continued adoption of Ignite TV. We have begun disclosing Cable average revenue per account (ARPA), customer relationships, and market penetration as defined below. Additionally, we have amended the definition of our subscriber counts for Television to include only Ignite TV and renamed the metric accordingly as a result of shifting our product offering to focus on IPTV. Finally, we have ceased reporting Phone subscribers and total service units as our Phone product is increasingly being bundled with our Internet and Television products for a very low incremental cost. These changes have been made to align our external disclosure with the focus of the business and our strategy. Our updated definitions are as follows:

SUBSCRIBER COUNTS
Subscriber count (Cable)

•	Cable Ignite TV and Internet subscribers are represented by a dwelling unit.

•
When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Ignite TV and Internet subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

•
Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

CUSTOMER RELATIONSHIPS
Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

AVERAGE REVENUE PER ACCOUNT (CABLE)
Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. We calculate ARPA by dividing Cable service revenue by the average total number of customer relationships for the same period.

MARKET PENETRATION
Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

Rogers Communications Inc.	29	Second Quarter 2020

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	30	Second Quarter 2020

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2020	2019	2020	2019

Net income	279	591	631	982
Add:
Income tax expense	102	186	219	325
Finance costs	214	206	434	395
Depreciation and amortization	650	614	1,289	1,223

EBITDA	1,245	1,597	2,573	2,925
Add (deduct):
Other expense (income)	7	(1)	(7)	(14)
Restructuring, acquisition and other	42	39	63	59

Adjusted EBITDA	1,294	1,635	2,629	2,970

Reconciliation of adjusted EBITDA margin

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except margins)	2020	2019	2020	2019

Adjusted EBITDA	1,294	1,635	2,629	2,970
Divided by: total revenue	3,155	3,780	6,571	7,367

Adjusted EBITDA margin	41.0%	43.3%	40.0%	40.3%

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2020	2019	2020	2019

Net income	279	591	631	982
Add (deduct):
Restructuring, acquisition and other	42	39	63	59
Income tax impact of above items	(11)	(10)	(17)	(16)
Income tax adjustment, legislative tax change	—	(23)	—	(23)

Adjusted net income	310	597	677	1,002

Rogers Communications Inc.	31	Second Quarter 2020

Reconciliation of adjusted earnings per share

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2020	2019	2020	2019

Adjusted basic earnings per share:
Adjusted net income	310	597	677	1,002
Divided by:
Weighted average number of shares outstanding	505	512	505	513

Adjusted basic earnings per share	$0.61	$1.17	$1.34	$1.95

Adjusted diluted earnings per share:
Diluted adjusted net income	304	595	660	1,001
Divided by:
Diluted weighted average number of shares outstanding	506	514	506	515

Adjusted diluted earnings per share	$0.60	$1.16	$1.30	$1.94

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2020	2019	2020	2019

Cash provided by operating activities	1,429	1,057	2,388	2,055
Add (deduct):
Capital expenditures	(559)	(742)	(1,152)	(1,359)
Interest on borrowings, net of capitalized interest	(192)	(183)	(379)	(351)
Interest paid	198	139	398	359
Restructuring, acquisition and other	42	39	63	59
Program rights amortization	(16)	(22)	(38)	(41)
Net change in contract asset balances	(390)	20	(716)	29
Net change in financing receivable balances	291	—	550	—
Change in non-cash operating working capital items	(355)	209	(169)	222
Other adjustments	20	92	(15)	41

Free cash flow	468	609	930	1,014

Rogers Communications Inc.	32	Second Quarter 2020

Reconciliation of adjusted net debt and debt leverage ratio

	As at June 30	As at December 31
(In millions of dollars)	2020	2019

Current portion of long-term debt	1,450	—
Long-term debt	17,558	15,967
Deferred transaction costs and discounts	178	163
	19,186	16,130
Add (deduct):
Net debt derivative assets	(2,808)	(1,383)
Credit risk adjustment related to net debt derivative assets	(152)	(31)
Short-term borrowings	650	2,238
Current portion of lease liabilities	271	230
Lease liabilities	1,574	1,495
Cash and cash equivalents	(1,795)	(494)

Adjusted net debt	16,926	18,185

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2020	2019

Adjusted net debt	16,926	18,185
Divided by: trailing 12-month adjusted EBITDA	5,871	6,212

Debt leverage ratio	2.9	2.9

Rogers Communications Inc.	33	Second Quarter 2020

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2020		2019				2018 [1]
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue
Wireless	1,934	2,077	2,493	2,324	2,244	2,189	2,464	2,331
Cable	966	973	987	994	997	976	989	983
Media	296	412	530	483	591	468	540	488
Corporate items and intercompany eliminations	(41)	(46)	(58)	(47)	(52)	(46)	(55)	(33)
Total revenue	3,155	3,416	3,952	3,754	3,780	3,587	3,938	3,769
Total service revenue [2]	2,797	3,049	3,244	3,233	3,345	3,143	3,276	3,271

Adjusted EBITDA [3]
Wireless	918	1,026	1,064	1,138	1,128	1,015	1,028	1,099
Cable	454	453	497	499	478	445	489	490
Media	(35)	(85)	22	130	72	(84)	40	73
Corporate items and intercompany eliminations	(43)	(59)	(53)	(55)	(43)	(41)	(36)	(42)
Adjusted EBITDA	1,294	1,335	1,530	1,712	1,635	1,335	1,521	1,620
Deduct (add):
Depreciation and amortization	650	639	638	627	614	609	564	558
Gain on disposition of property, plant and equipment	—	—	—	—	—	—	—	(5)
Restructuring, acquisition and other	42	21	38	42	39	20	94	47
Finance costs	214	220	230	215	206	189	205	176
Other expense (income)	7	(14)	(12)	16	(1)	(13)	(26)	15
Net income before income tax expense	381	469	636	812	777	530	684	829
Income tax expense	102	117	168	219	186	139	182	235
Net income	279	352	468	593	591	391	502	594

Earnings per share:
Basic	$0.55	$0.70	$0.92	$1.16	$1.15	$0.76	$0.97	$1.15
Diluted	$0.54	$0.68	$0.92	$1.14	$1.15	$0.76	$0.97	$1.15

Net income	279	352	468	593	591	391	502	594
Add (deduct):
Restructuring, acquisition and other	42	21	38	42	39	20	94	47
Loss on bond forward derivatives	—	—	—	—	—	—	21	—
Loss on repayment of long-term debt	—	—	19	—	—	—	—	—
Gain on disposition of property, plant and equipment	—	—	—	—	—	—	—	(5)
Income tax impact of above items	(11)	(6)	(14)	(13)	(10)	(6)	(32)	(11)
Income tax adjustment, legislative tax change	—	—	—	—	(23)	—	—	—
Adjusted net income [3]	310	367	511	622	597	405	585	625

Adjusted earnings per share [3]:
Basic	$0.61	$0.73	$1.00	$1.22	$1.17	$0.79	$1.14	$1.21
Diluted	$0.60	$0.71	$1.00	$1.19	$1.16	$0.78	$1.13	$1.21

Capital expenditures	559	593	791	657	742	617	828	700
Cash provided by operating activities	1,429	959	1,166	1,305	1,057	998	1,051	1,304
Free cash flow [3]	468	462	497	767	609	405	471	627

[1]	2018 reported figures have not been restated applying IFRS 16. See our 2019 Annual MD&A for more information.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	34	Second Quarter 2020

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Income data measure:
Revenue	—	—	2,887	3,224	314	610	(46)	(54)	3,155	3,780
Net income (loss)	279	591	251	485	(21)	65	(230)	(550)	279	591

Six months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Income data measure:
Revenue	—	—	5,920	6,372	748	1,098	(97)	(103)	6,571	7,367
Net income (loss)	631	982	598	861	54	19	(652)	(880)	631	982

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2020	Dec. 31 2019	Jun. 30 2020	Dec. 31 2019	Jun. 30 2020	Dec. 31 2019	Jun. 30 2020	Dec. 31 2019	Jun. 30 2020	Dec. 31 2019
Selected Statements of Financial Position data measure:
Current assets	26,287	26,571	25,283	24,447	9,682	10,552	(55,658)	(56,453)	5,594	5,117
Non-current assets	31,791	30,048	24,540	26,342	3,758	3,710	(27,146)	(28,198)	32,943	31,902
Current liabilities	25,732	26,550	27,705	29,201	9,254	8,278	(57,272)	(58,065)	5,419	5,964
Non-current liabilities	19,584	17,869	4,795	4,938	139	138	(1,373)	(1,306)	23,145	21,639

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	35	Second Quarter 2020

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio;

•	statements relating to plans we have implemented in response to the COVID-19 pandemic and its impact on us; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions;

•	industry structure and stability; and

•	the impact of the COVID-19 pandemic on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic, geopolitical, and other conditions affecting commercial activity;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities;

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	36	Second Quarter 2020

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2019 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	37	Second Quarter 2020